Exhibit 12.1

Archrock Partners, LP
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands of dollars)

(unaudited)

	Six Months Ended June 30,	Years ended December 31,
	2016	2015	2014	2013	2012	2011
Income
Income (loss) from continuing operations before income taxes	$4,112	$(82,990)	$63,032	$65,529	$11,454	$6,971
Add:
Interest on indebtedness, amortization of capitalized interest and amortization of capitalized debt expense and discount	38,055	74,581	57,811	37,068	25,167	30,400
Estimated interest factor attributable to rents	227	720	750	735	957	1,383
Income as adjusted	$42,394	$(7,689)	$121,593	$103,332	$37,578	$38,754
Fixed charges:
Interest on indebtedness, amortization of capitalized expenses and discount and capitalized interest	$38,055	$74,581	$57,811	$37,068	$25,167	$30,400
Estimated interest factor attributable to rents	227	720	750	735	957	1,383
Total fixed charges	$38,282	$75,301	$58,651	$37,803	$26,124	$31,783
Ratio of earnings to fixed charges	1.11	— (1)	2.08	2.73	1.44	1.22

(1)      The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2015.  Additional earnings of $83.0 million would have been needed to have a one-to-one ratio of earnings to fixed charges.